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Exhibit (a)(5)(vii)

Kerr-McGee Announces Amendment of its Self Tender Offer

        Oklahoma City, May 2, 2005 - Kerr-McGee Corp. (NYSE: KMG) today announced that it is amending its modified "Dutch Auction" self tender offer to purchase up to $4 billion of its common stock so that all Kerr-McGee stockholders wishing to tender shares in the offer may do so on the same basis with respect to proration. In the tender offer, stockholders have the opportunity to tender some or all of their shares at a price not less than $85 per share or more than $92 per share, net to the seller in cash, without interest. Based on the number of shares tendered and the prices specified by the tendering stockholders, Kerr-McGee will determine the lowest per-share price within the range that will enable the company to buy up to $4 billion of its common stock. If the number of shares properly tendered at or below the determined per-share price totals more than $4 billion, Kerr-McGee will purchase shares properly tendered at or below the determined price on a pro rata basis.

        Prior to amending the offer, holders of "odd lots" (lots held by beneficial owners of less than 100 shares) who properly tendered all of their Kerr-McGee shares in the offer would have had priority over all other tendering holders with respect to proration. Following the amendment, all tendering stockholders (other than those tendering conditionally) will be subject to proration, if any, on the same basis. The offer to purchase shares will expire on Wednesday, May 18, 2005, at midnight, New York City time, unless extended. The terms and conditions of the tender offer are set forth in the Offer to Purchase, dated April 18, 2005 (the "Offer to Purchase"), the Supplement to the Offer to Purchase (the "Supplement") and the related amended Letter of Transmittal.

        Stockholders who already have properly tendered shares pursuant to the procedures set forth in the Offer to Purchase and the related Letter of Transmittal are not required to take any further action to properly tender their shares in the tender offer, unless they wish to withdraw their shares pursuant to the procedures set forth in the Offer to Purchase. All elections for "odd lot" preferential treatment made by stockholders who have properly tendered (and not properly withdrawn) shares in the tender offer will be disregarded and all shares properly tendered by such stockholders will be subject to proration, if any, on the same basis as all other tendering stockholders (other than those tendering conditionally) as set forth in the Offer to Purchase and the Supplement.

        Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of more than $14 billion. For more information, visit the company's website at www.kerr-mcgee.com.

        This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the company's common stock. The Tender Offer is being made only pursuant to the Offer to Purchase, the Supplement, the amended Letter of Transmittal and related documents, as may be amended or supplemented from time to time. Stockholders should read the Offer to Purchase, the Supplement, the amended Letter of Transmittal and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Supplement, the amended Letter of Transmittal and other documents that the company has filled or is filing with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the Tender Offer, toll free at 877-278-6310.

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        Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements." These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "expects," "believe," "projected" or similar words. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, cash flows and changes in any of the foregoing are forward-looking statements. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the timing, manner and success of the planned separation of Kerr-McGee's chemical business and the divestiture of certain oil and gas properties, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets (including changes in currency exchange rates), political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's Annual Report on Form 10-K and other SEC filings. Actual results and developments may differ materially from those expressed or implied in this news release.

Media Contact:	Debbie Schramm Direct: 405-270-2877 Pager: 888-734-8294 dschramm@kmg.com
Investor Contact:	Rick Buterbaugh Direct: 405-270-3561
Tender Offer
Questions:	Georgeson Shareholder Communications Inc. Toll free: 877-278-6310
JP Morgan Toll free: 866-229-1836
Lehman Brothers Inc. Toll free: 800-666-2388, ext. 57850

05-24

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Kerr-McGee Announces Amendment of its Self Tender Offer